10029394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadpoint AmTech Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

Greenwich (City) Connecticut (State) 06831-3680 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Snyder 203-532-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

OATH OR AFFIRMATION

I, Curt Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadpoint AmTech Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct. 31, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

Broadpoint AmTech, Inc.

Statement of Financial Condition
December 31, 2009

Broadpoint AmTech, Inc.
Index
December 31, 2009

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
Broadpoint Amtech, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Broadpoint Amtech, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2010

Broadpoint AmTech, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 9,426,485
Receivable from clearing broker	472,036
Investments, at fair value	151,940
Other receivables	269,838
Prepaid expenses and other assets	342,521
Deferred tax assets	471,304
Property and equipment, net	141,867
Total assets	$ 11,275,991
Liabilities and Stockholder's Equity	
Accrued incentive compensation	$ 3,943,251
Payable to affilate	1,031,404
Accounts payable and accrued expenses	1,572,567
Total liabilities	6,547,222
Commitments and contingencies (Note 8)	
Stockholder's equity	4,728,769
Total liabilities and stockholder's equity	$ 11,275,991

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Broadpoint AmTech, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by American Technology Research Holdings, Inc. (the "Company's Parent"). On October 2, 2008 the Company's Parent was purchased by Broadpoint Gleacher Securities Group, Inc. ("BPSG"). The Company executes exchange listed and over-the-counter securities transactions in an agency capacity and clears on a fully disclosed basis through J.P. Morgan Clearing Corporation ("Clearing Broker). The Company has expertise in the information technology sector.

Accounting Standards Codification

In June 2009, the FASB issued SFAS No. 168 "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 ("SFAS 168")," which became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("the SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the FASB Accounting Standards Codification ("ASC") superceded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative. The Company adopted SFAS 168 as it became effective for financial statements issued for interim and annual periods after September 15, 2009. All such references to GAAP throughout the notes to the financial statements are references to the applicable ASCs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the extensive use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and money market accounts held in accounts at a New York financial institution and therefore are subject to the credit risk at the financial institution. The Company considers highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company had approximately $7.7 million of cash equivalents at December 31, 2009.

Receivable from Clearing Broker

Receivable from clearing broker represents cash balances on deposit with and commissions and interest receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate nonperformance by this counterparty. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of an agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2009, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Investments, at Fair Value
The Company's investment holding is a private equity investment carried at estimated fair value at December 31, 2009.

Other Receivables
Other receivables primarily consist of outstanding invoices for hard dollar research fees.

Depreciation and Amortization
Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Realized and unrealized gains and losses on securities and investment transactions are included in business related costs, other. Commissions and brokerage rebates are recorded as earned on a trade date basis. Research fees and syndicate designation revenues are recorded when earned.

Income Taxes
The Company files a consolidated U.S. federal and various combined state and local income tax returns with BPSG and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740-10-25, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax.

Stock-Based Compensation
The Company is allocated stock-based compensation expense which is recognized in accordance with ASC 718 "Compensation – Stock Compensation". The cost of employee services received in exchange for an award is generally measured based upon the grant date fair value of the award. Awards that do not require future service (e.g. vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Such awards that require future service

are amortized over the relevant service period on a straight-line basis. Expected forfeitures are included in determining stock-based employee compensation expense.

The Company has elected to apply the alternative transition method to calculate the historical pool of windfall tax benefits available as of the date of adoption of ASC 718.

Guarantor's Accounting and Disclosure for Guarantees
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantees is not material.

Impairment of Long-Lived Assets
The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

Fair Value of Financial Instruments
Substantially all of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximates fair value, because of their short-term nature.

2. Property and Equipment

Details of property and equipment at December 31, 2009 are as follows:

Computer equipment	$	340,520
Leasehold and office improvements		87,718
Furniture and fixtures		16,203
		444,441
Less: Accumulated depreciation and amortization		(302,574)
	$	141,867

3. Financial Instruments

Under ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices in active markets that the reporting entity has the ability to access at the reporting date, for identical assets or liabilities. Prices are not adjusted for the effects, if any, of the reporting entity holding a large block relative to the overall trading volume (referred to as a "blockage factor").

Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates yield curves, credit risks volatilities); or "market corroborated" inputs.

Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Valuation Methodology
Cash Instruments—These financial assets represent cash in banks or cash invested in liquid money market funds. These investments are valued at par and are reported as Level 1.

Securities owned— These financial assets represent investments in equity securities. Equity securities are valued at quoted market prices. These financial assets are reported as Level 1. When quoted prices are not available, valuation models are applied to these financial assets. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the prices transparency for the instruments or market and the instruments complexity. Accordingly, these financial assets are recorded as Level 3.

At December 31, 2009, the Company had no securities owned.

Securities Not Readily Marketable
Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements restrictions or conditions applicable to the securities or to the Company.

The following table summarizes the categorization of the financial instruments within the fair value hierarchy at December 31, 2009:

	Assets at Fair Value			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash instruments	$ 51,940			$ 51,940
Securities not readily marketable			100,000	100,000
Total financial assets at fair value	$ 51,940	$ -	$ 100,000	$ 151,940

The following tables summarize the changes in the Company's Level 3 financial instruments for the year ended December 31, 2009:

	Securities Not Readily Marketable
Balance, December 31, 2008	$ 100,000
Purchases, sales and settlements	
Balance, December 31, 2009	$ 100,000

4. Income Taxes

Income taxes payable of approximately $1.2 million are included within Accounts payable and accrued expenses on the Statement of Financial Condition.

The following is a summary of deferred tax assets and liabilities at December 31:

	2009
Deferred tax assets, net	
Compensation and benefits	$ 544,076
Investments	21,402
Other	3,316
Accrued liabilities	(97,490)
Total deferred tax assets, net	$ 471,304
Deferred tax liabilities	
State effect of accrued liabilities	$ (31,608)
State effect of fixed assets	(3,576)
Total deferred tax liabilities	$ (35,184)

No valuation allowance has been provided on the Company's DTAs as it is more likely than not that they will be realized. Deferred tax liabilities of $35,184 are included within Accounts payable and accrued expenses on the Statement of Financial Condition.

In addition, in connection with BPSG's acquisition of the Company's Parent on October 2, 2008, former vested incentive stock option ("ISO") holders were paid additional proceeds in 2009 in accordance with the provisions of the Stock Purchase Agreement. The Company is entitled to a tax deduction in the amount of $132,458 as the additional proceeds relate to a disqualifying disposition for federal income tax purposes which has been recorded within Additional paid in capital.

The Company did not record a liability for uncertain tax positions as of December 31, 2009.

5. Stock-Based Compensation

BPSG has established the 2007 Incentive Compensation Plan ("Incentive Plan") and the 2003 Non-Employee Directors Stock Plan ("2003 Directors Plan"), collectively ("the Plans") pursuant to which employees of the Company have been awarded stock options, restricted stock, and/or restricted stock units of BPSG, which vest or expire at various times through July 2, 2015.

The following is a recap of all of BPSG's plans as of December 31, 2009:

Shares authorized for issuance	48,801,573
Share awards used:	
Stock options granted and outstanding	4,627,311
Restricted stock awards granted and unvested	11,204,545
Restricted stock units granted and unvested	7,073,709
Restricted stock units granted and vested	3,708,560
Restricted stock units committed not yet granted	375,000
Total share awards used:	26,989,125
Shares available for future awards	21,812,448

The Company's payable to BPSG for allocated stock-based compensation at December 31, 2009 is approximately $0.8 million which is recorded in Accrued incentive compensation in the Statement of Financial Condition.

The Incentive Plan allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, or restricted stock and restricted stock units. The Incentive Plan imposes a limit on the number of shares of the BPSG's common stock that may be subject to awards. On February 6, 2008, the BPSG's Board of Directors authorized, and on June 5, 2008, the BPSG's shareholders approved, an additional 10,675,000 shares for issuance pursuant to the Incentive Plan. On April 16, 2009, in connection with amending and restating the Incentive Plan, the BPSG's Board of Directors authorized and on June 16, 2009, the BPSG's shareholders approved an additional 5 million shares for issuance pursuant to the plan. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards, under the Incentive Plan and under the pre-existing plans, plus the number of shares subject to the award being granted do not exceed the sum of (A) 25 percent of the number of shares of common stock issued and outstanding immediately prior to the grant plus (B) 15.675 million shares.

BPSG's 2003 Directors Plan allows awards in the form of stock options and restricted shares. The 2003 Director Plan imposes a limit on the number of shares of BPSG's common stock that may be subject to awards. On April 16, 2009, in connection with amending and restating the 2003 Directors Plan, BPSG's Board of Directors authorized and on June 16, 2009, the BPSG's shareholders approved, increasing the number of shares available for issuance from 100,000 to 2,000,000 shares.

The restricted stock units committed but not yet granted are awards to be issued in a subsequent year to BPSG's Chief Executive Officer ("CEO") and the President/Chief Operating Officer ("COO"), as stipulated within their employment agreements.

Options

No options have been granted to employees of the Company.

Restricted Stock Awards/Restricted Stock Units

Restricted stock awards and restricted stock units, under the Plans established by BPSG, have been valued at the market value of BPSG's common stock as of the grant date and are amortized over the period in which the restrictions are outstanding, which is typically 3-5 years. Restricted

stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting or dividend rights associated with stock ownership.

Restricted stock awards/Restricted stock units for the year ended December 31, 2009, under the Plans were as follows:

	Unvested Restricted Stock Awards	Weighted Average Grant-Date Fair Value Restricted Stock	Unvested Restricted Stock Units	Weighted Average Grant-Date Fair Value Restricted Stock Units
Balance at December 31, 2008	7,337,546	$ 1.90	6,303,214	$ 1.8
Granted	5,675,544	5.53	3,786,558	4.55
Vested	(1,587,283)	1.99	(2,416,062)	1.69
Forfeited	(221,262)	2.25	(600,001)	2.43
Balance at December 31, 2009	11,204,545	$ 3.60	7,073,709	$ 3.28

The total fair value of BPSG's awards vested, based on the market value of the stock on the vest date, during the year ended December 31, 2009 was $20.4 million. The actual tax benefit realized for the tax deductions from awards vesting of employees of the Company totaled approximately $0.1 million.

6. Employee Benefit Plans

The Company maintains a 401(k) plan for the benefit of its full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees, and also calls for a 3% "safe harbor" match up to the statutory earnings limit.

7. Related Party Transactions

The Company periodically receives advances from affiliates related to certain operating expenses, tax payments and other miscellaneous items. Included within Accounts payable and accrued expenses on the Statement of Financial Condition are approximately $0.2 million of payables to an affiliate for such activity.

8. Commitments and Contingencies

The Company leases office space under three non-cancelable leases which contain certain clauses whereby the rental commitments may increase if certain conditions are satisfied, and specifies yearly adjustments to the lease amounts based on annual adjustments according to operating expense increases. The Company leases office space in Greenwich, CT, San Francisco, CA, and Newport, RI. The Company has deposits of $44,119 related to these leases which are included in Prepaid expenses and other assets on the Statement of Financial Condition.

The Company is contingently liable under a letter of credit related to one lease of approximately $52,000.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital was $3,248,816, which was $2,812,333 in excess of its minimum requirement of $436,483. The Company's aggregate indebtedness ratio was 2.02 to 1 at December 31, 2009.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses on such accounts.

12. Subsequent Events

The Company evaluated subsequent events from January 1, 2010 through March 1, 2010, the date of the issuance of the financial statements. The Company did not have any significant subsequent events to report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors of
Broadpoint Amtech, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Broadpoint AmTech, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Broadpoint AmTech, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Broadpoint AmTech, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December, 31, 2009. Management is responsible for Broadpoint AmTech, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 ('Form SIPC-7T') with the respective cash disbursement records as follows:

   a. Payment of $14,394 as shown on the bank statement for the checking account number 530962101dated 07/29/2009, noting no difference.

   b. Payment of $18,929.03 as shown on the bank statement for the JP Morgan Chase main checking account number 530962101 dated 02/12/2010, noting no difference.

2. Compared Total Revenue reported on page 2, item 2a of Form SIPC-7T of $17,403,172 with Total Revenue amount reported on audited financial statements for the year ended December 31, 2009 ('Financial Statements') of $23,510,218 less the revenues reported on the Company's quarterly Focus Report for the period from January 1, 2009 to March 31, 2009 ('Q1 Focus Report'), line 9, of $6,107,046 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the accounting records and supporting schedules ('Trial Balance'), as follows:

   a. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T of $963,518 to Floor Brokerage Expense and Clearance Expense reported on the Trial Balance for the year ended December 31, 2009 of $1,317,194 less the aforementioned fees on the Trial Balance for the quarter ended March 31, 2009 of $353,676, noting no differences.

PRICEWATERHOUSECOOPERS

b. Compared the deduction amount reported on page 2, item 2c, 8 of Form SIPC-7T of $3,110,441 to Research Fees reported on the Trial Balance for the year ended December 31, 2009 of $4,320,500 less the aforementioned fees on the Trial Balance for the quarter ended March 31, 2009 of $1,210,059, noting no differences.

4. Recalculated amounts reported in Form SIPC-7T and in the accounting records and supporting schedules ('Trial Balance'), obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d of $13,329,213 and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T of $33,323.03, noting no differences.

   b. Recalculated all other totals and subtotals reported on Form SIPC-7T, page 1 and 2, and the mathematical accuracy of the amounts identified in procedures 2 and 3, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Broadpoint AmTech, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065413 FINRA DEC
BROADPOINT AMTECH INC 9*9
10 GLENVILLE ST
GREENWICH CT 06831-3680

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curt Snyder 203-532-7350

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 33323.03

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (14394.00)

______ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 18929.03

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 18929.03

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18929.03

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Broadpoint AmTech, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of Jan, 2010.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,403,172
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	963,518
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	3,110,441
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4073958
2d. SIPC Net Operating Revenues	$ 13,329,213
2e. General Assessment @ .0025	$ 33,323.03

(to page 1 but not less than $150 minimum)